[LETTERHEAD OF K&L GATES LLP]

December 5, 2008

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549
Re:	NIVS IntelliMedia Technology Group, Inc. Amendment No. 2 to Form S-1 Filed October 28, 2008 File No. 333-153005

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to the registration statement on Form S-1 that was originally filed on August 13, 2008, as amended by amendment no. 1 filed on October 10, 2008 and amendment no. 2 filed on October 28, 2008 (“Amendment No. 2”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2. We have been advised that changes in Amendment No. 3 compared against Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated November 7, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page F-2

1.
Comment: We note in your response to comment four from our letter dated October 20, 2008 that the Company's accounting records are kept in its offices in China and are maintained in Chinese. You also state that Kempisty & Company employ many "Chinese-conversant staff." Being conversant in a language may not be the same as being fluent in that language. Please tell us whether or not the staff of Kempisty & Company that performed the audit of the Company is fluent in Mandarin Chinese. Also, if true, please specifically confirm to us that they are able to read and write Mandarin Chinese or advise.

Response: We respectfully note your comment. Kempisty & Company confirms that its staff that performed the audit of the Company speaks, reads and writes Mandarin fluently.

Note 6. IPTV Project Investment, page F-16

2.
Comment: We note your response to comment six from our letter dated October 20, 2008. It remains unclear how the fair value exchange of assets between Guanghua and the Company resulted in no gain or loss. Please explain how the valuation technique chosen for the equipment and machinery, net book value, to determine fair value was appropriate under the circumstances. For example, explain whether the net book value approach to valuing the equipment machinery was similar to current replacement cost, adjusted for any physical deterioration, or technological or economic obsolescence. Also, tell us whether you considered other measurements of fair value such as market or income approaches.

Larry Spirgel
December 5, 2008

Response: We respectfully note your comment. The value of the equipment and machinery the Company bought from Guanghua was set by sending the Company’s professional engineers and purchasers to Guanghua to investigate and evaluate the goods and the internal records and information of Guanghua such as the original purchase price, the record and circumstances of use and maintenance condition. The price of the equipment and machinery was set as follows: (1) The original price deducted for the depreciation of the goods leaves the net value of the goods. The depreciation method (straight line method) and depreciation years meets the Chinese and United States Accounting Standards. The Company also considered the circumstances of use of the equipment and machinery. (2) The Company investigated and evaluated the relevant equipment’s circumstances of use and the production ability in the markets.

In other words, the Company considered many aspects including the market repurchase value, adjusted for physical deterioration and technological and economic obsolescence. The Company confirms that the fair value of the machinery and equipment received from Guanghua was equivalent to the fair value of the Company’s investment in IPTV for Residential Areas.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc. Paul Fischer, United States Securities and Exchange Commission